Exhibit 99 (a)
                                 NBC BANK CORP.
                              100 West Grove Street
                            El Dorado, Arkansas 71730
                                __________, 1999

Dear Stockholder:

         You are cordially invited to attend a special meeting of the shareholders of NBC Bank Corp. (the "Company") to be held at the offices of the Company, 100 West Grove Street, El Dorado, Arkansas 71730, on June __, 1999, at 10:00 a.m., as set forth in the attached Notice of Special Meeting of Shareholders, for the purposes of voting upon a proposed merger of NBC Bank Corp. with and into Simmons First National Corporation (the"Merger") pursuant to the terms of an Agreement and Plan of Merger, dated March 22, 1999 and the proposal to adopt the Arkansas Business Corporation Act of 1987. Pursuant to the Merger, shareholders of the Company will receive 4.1638 shares of the Class A common stock of Simmons First National Corporation for each share of the common stock of the Company held, other than shares held by dissenting shareholders and the payment of cash in lieu of the issuance of fractional shares of Simmons stock. Consummation of the Merger will terminate the existence of the Company. The election to be governed by the Arkansas Business Corporation Act of 1987 will be effective only if the Merger is approved.

         Accompanying this letter is a Notice of Shareholders Meeting, Proxy Statement (which includes in Annex III, A.C.A. ss.4-26-1007, a part of the Arkansas Business Corporation Act of 1987 concerning dissenter's rights) and Proxy. You are urged to read these materials carefully and promptly. The Proxy Statement contains descriptions of the Merger and the merger agreement, financial information about the Simmons and the Company and other related information. Only by reading the entire Proxy Statement will you be able to obtain sufficient information to enable you to make an informed decision about how to vote on the Merger.

         The owners of at least a two-thirds of the shares of common stock of the Company outstanding on April __, 1999 must be voted in favor of the Plan and the Amendment in order for this action to be approved. In view of the importance of the meeting, it is highly recommended that your shares be represented, whether or not you are able to attend in person.

         The Company's board of directors has approved the Merger and the Agreement and recommends voting FOR approval of the Merger and FOR the adoption of the Arkansas Business Corporation Act of 1987. You are urged to vote FOR these propositions and to complete, date, sign and return the enclosed proxy in the envelope provided.

         I look forward to visiting with you at the meeting.

                                                     Very truly yours,

                                                     James D. Cook
                                                     Chairman of the Board